Invest in Neighborhood Sun

Software Technology Saas Sustainability Social Impact

Community-shared solar — Making clean energy accessible to everyone.

NEIGHBORHOODSUN.SOLAR SILVER SPRING


Powers Gary's House
Powers Emily's Apartment
Powers Kristal's Townhome
NEIGHBORHOOD sun



I have been passionate about fighting climate change for most of my adult life. Founding Neighborhood Sun combines this passion of fighting climate change with the benefit of supporting locally produced power. It's the next logical step, supporting shared clean energy but also supporting stronger, local communities.

Gary Skulnik CEO @ Neighborhood Sun

Why you may want to invest in us...

1. Proven track record of success already - in 2019 alone we completed and fully subscribed 4 major community solar projects with more than 2,000 households.
2. A mission-focused company with a B Corp score that leads the entire community solar industry!
3. Fastest growing part of the solar market. Community Solar is growing at more than twice the rate of all other solar combined - 53% 5 year growth versus 25
4. Built an industry-leading software platform that will help us achieve scale more quickly.
5. Market leaders in Maryland - went from 24% of Maryland market share to 36% in less than a year and are growing.
6. Featured in Business Insider, NPR, NBC, Solar Power World, and more!
7. 2019 revenue grew by more than 100% while operating expenses grew by 27%.
8. Cost to acquire customers at half the industry average.

Why investors ♥ us

WE'VE RAISED $1,778,391 SINCE OUR FOUNDING



Neighborhood Sun is a leader in the community solar industry and has been developing new software systems to improve both the company operations and the customer experience which will only enhance its performance. Neighborhood Sun is currently the market leader in Maryland and has recently expanded into New Jersey and needs more investment to continue its expanding its footprint into more Northeastern and Midwestern states. It's a unique company with strong leadership with Gary Skulnik, a pioneer in the community solar space, a Board of Directors with industry leaders and independent experts, and a stellar advisory team including former CEO's of solar and energy services companies.

John Paul Moscarella President, CleanTech Advisors LLC

LEAD INVESTOR | INVESTING $4,000 THIS ROUND & $69,788 PREVIOUSLY



Future of Solar

David Pellum II


BLACK LIVES MATTER

eager to bring this opportunity the Georgia.

Reuben Woods

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Gary Skulnik

CEO

Gary has been a clean energy leader in Maryland for 20 years, either as an advocate or an entrepreneur. His previous venture, another B Corp that provided 100% green energy electricity, grew to $22MM in revenue with thousands of happy customers.



Emily Tokarowski

Marketing & Operations Director

Emily has an M.S. in STEM entrepreneurism & worked with ND-GAIN to create a business that would provide city officials & business professionals with the means to successfully acquire & allocate resources for the implementation of climate adaptation.



Armando Gaetaniello

Sales & Strategy Director

Armando has an M.Sc. in Global Environmental Change Management (in Germany) that completes his B.A. in Human Geography (in Italy). He has years of sales experience in the renewables industry.



Randi Orlow

New Jersey Community Solar Program Director

Social justice issues have inspired Randi to build a career as an advocate for mission-driven causes focused on well-being for the planet and its residents. Her studies at Temple University helped to shape passion in environmental conservation.

In the news

Downloads

NSun Wefunder Deck June 2020.pdf

Here Comes the (Neighborhood) Sun...

▯ Do do do doo ▯

Most Americans Cannot Get Affordable, Clean Solar Energy for Their Homes

> *"Never doubt that a small group of thoughtful, committed citizens can change the world; indeed, it is the only thing that ever has." — Margaret Mead*


Roughly 80% cannot install rooftop solar
• Renters or condo residents
• People with shaded, old, or unsuitable roofs
• High expenses & upfront costs

WITH COMMUNITY SOLAR, EVERYONE CAN NOW PARTICIPATE IN THE GREEN ENERGY REVOLUTION & SAVE MONEY ON THEIR BILLS

There are simply too many obstacles that prevent a typical household from participating in what most industry leaders agree is the future of power generation. Most Americans either don't own their homes, don't have a roof that optimally captures solar, or they don't have the enormous resources (or desire) to install rooftop solar panels.

Let's take a look at Stu Simon, a condominium owner in Maryland who cares deeply about the environment, but has no roof on which to install solar panels. Until a couple years ago Stu's only option was to choose an alternative energy supplier that was 100% wind energy, but he was paying a premium for that service and found that the wind energy was sourced from out of state. He was "doing his part," but yearned for a way to do more, do it locally, and do it for less money.

Get another glimpse of Stu's story and others like his in **this quick NBC segment** on our Maryland Community Solar offer.


STU SIMON
BETHESDA RESIDENT
4

Community Solar to the Rescue!

> *"You cannot get through a single day without having an impact on the world around you. What you do makes a difference and you have to decide what kind of a difference you want to make." — Jane Goodall*


Community Solar is the *hottest* vertical in the solar space
53%
26%
COMMUNITY SOLAR
ALL SOLAR

Back in 2001, Gary Skulnik was envisioning local solar farms built right here in Maryland. He loved the idea of solar access for all, fighting climate change, and supporting locally produced energy. However, up until 2015, the only way to get solar energy was to install something on your roof. That's when Gary, working with environmental leaders in Maryland, helped pass the Community Solar Act to allow everyone in the state--homeowners, renters, and condo-owners alike--to share in the benefits of solar. It took a few years for the government to set up the program, but in 2018 it was ready to go, and Stu Simon was one of the first of thousands who subscribed in the first 18 months.

In addition to helping people like Stu, the Community Solar Act also was set up to make a significant portion of this new, clean source of power available to the often marginalized population of low and moderate income "working" families. The dream of power from the sun being available to everyone has been launched.

Why Is Community Solar the Fastest Growing Segment in the Energy Market? Because it is Simple.


How Community Solar Works
with Neighborhood Sun
Your Share
BILL
BILL
1. Residents find a solar plan
Our community solar farms are located throughout the state & have various terms. Residents can join a solar farm located anywhere within their electric utility territory. The panels will generate electricity & deliver it to the local grid.
2. Spots are reserved online
Residents reserve their share via online signup. There are no fees to join, no panels to install, and no switching electric companies. We assign each share based on the resident's average electricity usage.
3. Guaranteed savings each month
Once the solar farm is generating power, residents will see solar credits on their electric bill. They pay Neighborhood Sun for the electricity their solar share is generating at a price lower than the utility's rate, saving them money!

Community solar is one of the easiest and most affordable ways to get clean energy powering homes. Here's how it works with Neighborhood Sun:

1. Interested households select a community solar plan in their utility territory. All provide savings, but may differ on contract length, electricity savings, and other terms. They choose the option that works best for their circumstances.

2. They enter their electric utility account & billing information.

3. Their historical electricity needs are analyzed (with information provided by their utility) and they are assigned a share of a community solar project. That share will supply most of their home's electricity needs (roughly 80%).

4. The solar energy that is generated by their share of the solar farm as "solar credits" and reduces their electricity bill by the full utility rate for that power.

5. They pay Neighborhood Sun each month for those solar credits at a guaranteed lower rate than what your utility is charging them to power their home with dirty energy.

6. The electricity that isn't covered by their community solar share (roughly 20%) is simply paid to their electric utility provider.

7. And finally, our dedicated team works with the customer, if needed, at every step of the way--helping them choose the best community solar plan, understand their billing details, and adjust their solar share size.

And that's it! No solar panels installed on the roof or property. There are no fees to join and no one needs to change their utility provider. It takes only minutes on the computer or over the phone to get their home powered with local, clean energy. It can be done during a lunch break (which happens often) and there is still time to eat.

How Do We Generate Revenue?



We've Proven the Model
CUSTOMERS ACQUIRED
2,200
TO DATE
CUSTOMER ACQUISITION COST
$500-$1,000
INDUSTRY AVERAGE
$225
NEIGHBORHOOD SUN
Low CAC and customer retention is the key competitive advantage
Revenue Streams
Customer Acquisition
One time fees paid for acquiring customers
Program Management
Residual payment for managing customers
SaaS Platform
Licensing white-labeled platform to developers and other subscriber orgs.
Supplier Revenue
Retail electric provider (Recurring Revenue streams)

Simply put, we make money by filling up community solar projects, and managing those customers. We're great at it because Neighborhood Sun's business model is not typical. Since 2017, we have enrolled more than 2,500 Maryland households through community networks, customer referrals, and partnering with long-standing organizations that have deeply loyal participants.

Our channel partners work with us in ways no other community solar company can match. Our work with progressive faith institutions, environmental groups, non-profits, and other organizations is only made possible by our strong brand credibility and pleased customers. We fill projects with communities of people, rather than one household at a time.



Customer appreciation event
NS Event at Shake & Bake
Adat Shalom faith organization
REFERRALS & REVIEWS
FACE-TO-FACE & FAMILIARITY
CREDIBILITY & TRUST
Dedication to our customers
Hyper local events
Partners with a passion

Within three months, we completely filled three of our community solar projects, totaling over 1,500 households - one of those projects being **the largest privately-funded residential community solar project in the country.**

Each time we fill a project, community solar developers around the country take notice and look to partner with us. We get paid to fill and manage their projects, and no one does it better.

The Maryland market is bringing another 25 Megawatts into the area, and we have the opportunity to expand into other states, such as New York, New Jersey, Massachusetts, and Colorado. Continued growth is all but assured.

What Sets Us Apart



Customer Acquisition
Customer Management
Only acquisition
360 SOLAR POWER SOLUTIONS
Well capitalized, but fewer local roots & partnerships, high CAC
Arcadia Power
High CAC & jack-of-all-trades
CleanChoice ENERGY
NEIGHBORHOOD sun
- Low CAC (1/2 the nat'l avg.)
- Deep local roots & effective partners creates credibility & trust
- Diversifying revenue sources with in-house SaaS platform. Demos are well-received by market
- Specialized in Community Solar with 5-star reviews
Pivot Energy
AMPION
Only management

Neighborhood Sun is without competition in the way that we solely acquire and manage customers for community solar. We fill the roles that otherwise require two or more companies to manage separately. **We are recognized with a 5-star rating on Google Reviews** because of the seamless transitions that are made through a customer's development from prospect to subscriber to brand ambassador.

In addition, we're a certified B Corporation and want to use our business as a true force for good--it's baked into our corporate DNA. As such, we continuously meet rigorous standards of social and environmental performance, accountability, and transparency. We are not just accountable to our shareholders, but to all our stakeholders, such as our employees, customers, the community around us, and our planet.

Society's most challenging problems cannot be solved by government and nonprofits alone. The B Corp community works toward reduced inequality, lower levels of poverty, a healthier environment, stronger communities, and the creation of more high quality jobs with dignity and purpose. By harnessing the power of business, B Corps use profits and growth as a means to a greater end: positive impact for their employees, communities, and the environment.

An essential aspect of the Neighborhood Sun business model is our commitment to our corporate values:

- *Transparency*
- *Customer-focused*
- *Integrity*
- *Sustainability*
- *Innovation*

That is why Neighborhood Sun established our Customer Advocacy Board (CAB).



The CAB is a group of proactive, passionate customers who want to help our company and our cause because they care are invested in their success. They work together with their company to help in a variety of ways. This includes:

1. Being consulted by the company on decisions that will affect the customers
2. Bring concerns to the company that they or the customers they represent have
3. Field test ideas the company may have, to measure impact and reception
4. Brainstorm new solutions for any problems the company is having

Together, We'll Build a Solar Community


Barbara's Share
Emily's Share
Matty's Share

Your investment will enable us to bring community solar to even more people by dramatically expanding our footprint. This means we'll be able to reduce greenhouse gas emissions more quickly, increase the value of the company, and address energy equity in more cities. We will use the funds we raise to:

1. Improve our proprietary software platform for customer management
We'll upgrade our software platform to allow community solar to scale through greater marketing and sales efforts. This platform will service customers, solar asset owners, and sales organizations that want to join our solar revolution. From a business perspective, this will enable Neighborhood Sun to see even more recurring revenue through our own customer management services as well as licensing out the software to others.

2. Expand to new markets
Community solar is rapidly expanding across the U.S. and we are looking to enter several new markets, such as New York, New Jersey, Illinois, and maybe even Colorado, among others.

3. Hire senior management
While we have a CEO/Founder with years of experience and a great advisory board, we would like to bring on a COO/CTO and a CFO to help us develop strategies to scale our business.


ON THE MARCH for CLIMATE ACTION
HOGAN: SIGN THE CLEAN ENERGY JOBS ACT

Investor Q&A

— COLLAPSE ALL

What does your company do?

Neighborhood Sun is a platform that provides customer acquisition and management to connect thousands of residents to community shared solar projects in their area.We are a community solar company dedicated to empowering all individuals to choose solar power. We put our customers first to make sure that clean energy is accessible to everyone, especially those who are the most vulnerable in the face of climate change.

Where will your company be in 5 years?

We want to be the top community solar platform in the country, helping fight climate change and save people money through the benefits of shared community solar. Since the start of community solar (less than two years ago), we've acquired more than 1/3 of the market and have helped our state prevent the extraction and combustion of 3.8 million pounds of coal each year.

Why did you choose this idea?

I have been passionate about fighting climate change for most of my adult life. Founding Neighborhood Sun combines this passion of fighting climate change with the benefit of supporting locally produced power. It's the next logical step, supporting shared clean energy but also supporting stronger, local communities.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Community shared solar is a brand new way to purchase solar and is only now available in several states. Almost 20 states now have legislation and policy supporting the growth of shared solar energy. It's the fastest-growing part of the solar space, accelerating at more than twice the rate of other initiatives in the industry.

What is your proudest accomplishment?

We created the entire market for community solar in Maryland, fully subscribing the first, and largest residential project in the state.

How far along are you? What's your biggest obstacle?

We have proven the model and are on pace for $1mm in annual revenue. Our next challenge is to expand to other states in the Mid-Atlantic and Northeast that have adopted and are opening up to community solar. The largest obstacle in expanding is rapidly acquiring staff to facilitate exponential growth.

Who are your competitors? Who is the biggest threat?

We have competitors in the customer acquisition and the management space. Arcadia Power is the biggest one.

What do you understand that your competitors don't?

We understand that the biggest challenge is not signing customers up, but keeping them in the project for 20 years. We aim to have the lowest attrition rate in the industry through our powerful green brand and extreme customer loyalty. Our company maintains loyal customers because we build a base of communities, not just consumers--the relationship with our customers doesn't end once the ink is dry on the contract. We are customer acquisition AND service specialists.

How will you make money?

We get paid by the solar developers to subscribe customers to their projects and then to manage those customers. We have recurring revenue. We will also be partnering with others in the industry to provide our platform services, or to white label our platform for their own use.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Lack of adequate funding could prevent us from getting the opportunities that come our way, keeping us from expanding to other markets.

What do you need the most help with?

We need help in the I.T. space, with continual improvement to our software platform to stay at the front of the pack.

What would you do with the money you raise?

We will invest the money in upgrading our software platform to manage customers, we will expand to new markets, and market our platform to others in the industry. We also want to bring on additional members to our management and field teams.

How do you positively impact the world?

We are a B Corporation that was named as Best for the World because of our governance. We not only switch people to clean energy, but we operate at the highest levels of integrity and ethics. We have a customer advocacy board to help our customers have a say in our business and hold us accountable.

Why did you choose to be a B Corporation?

We measure our success by many metrics and profit is what allows us to maximize our social impact. But profit isn't what drives us. We not only switch people to clean energy, but we operate at the highest levels of integrity and ethics. We have a customer advocacy board to help our customers have a say in our business and hold us accountable.

Financials

Neighborhood Sun has financial statements ending December 31 2019. Our cash in hand is $300,000, as of June 2020. Over the three months prior, revenues averaged $90,000/month, cost of goods sold has averaged $70,000/month, and operational expenses have averaged $115,000/month.

At a Glance

January 1 to December 31

$727,696 +75%
Revenue

-$211,339
Net Loss

$111,876 +182%
Short Term Debt

$330,000
Raised in 2019

$300,000
Cash on Hand
As of 06/ 2/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Neighborhood Sun is a platform that provides customer acquisition and management to connect thousands of residents to community shared solar projects in their area.We are a community solar company dedicated to empowering all individuals to choose solar power. We put our customers first to make sure that clean energy is accessible to everyone, especially those who are the most vulnerable in the face of climate change.

We want to be the top community solar platform in the country, helping fight climate change and save people money through the benefits of shared community solar. Since the start of community solar (less than two years ago), we've acquired more than 1/3 of the market and have helped our state prevent the extraction and combustion of 3.8 million pounds of coal each year.

Milestones

Neighborhood Sun Benefit Corp was incorporated in the State of Maryland in November 2016.

Since then, we have:

- Proven track record of success already - in 2019 alone we completed and fully subscribed 4 major community solar projects with more than 2,000 households.

- A mission-focused company with a B Corp score that leads the entire community solar industry!

- Fastest growing part of the solar market. Community Solar is growing at more than twice the rate of all other solar combined - 53% 5 year growth versus 25

- Built an industry-leading software platform that will help us achieve scale more quickly.

- Market leaders in Maryland - went from 24% of Maryland market share to 36% in less than a year and are growing.

- Featured in Business Insider, NPR, NBC, Solar Power World, and more!

- 2019 revenue grew by more than 100% while operating expenses grew by 27%.

Historical Results of Operations

Our company was organized in November 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $727,696 compared to the year ended December 31, 2018, when the Company had revenues of $416,906. Our gross margin was 91.79% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $39,863, including $16,533 in cash. As of December 31, 2018, the Company had $128,604 in total assets, including $53,079 in cash.

- *Net Loss.* The Company has had net losses of $211,339 and net losses of $349,978 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $161,876 for the fiscal year ended December 31, 2019 and $134,684 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $153,000 in debt and $1,250,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neighborhood Sun Benefit Corp cash in hand is $300,000, as of June 2020. Over the last three months, revenues have averaged $90,000/month, cost of goods sold has averaged $70,000/month, and operational expenses have averaged $115,000/month, for an average burn rate of $95,000 per month. Our intent is to be profitable in 18 months.

We have enlarged our pipeline of projects substantially, which will lead to an increase in revenue. Further, we completed work on our software platform, so going forward our costs will be lower and our profit higher. Continuing to scale while holding new expenses down will allow us to reach profitability.

In six months, our revenue should increase to an average of $149,000 per month and our expenses should decrease to an average of $143,000, although this cannot be guaranteed.

If we run into a cash shortfall, we have the ability to get a loan from several sources.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -29%	**Gross Margin:** 92%	**Return on Assets:** -530%
Earnings per Share: -$0.14	**Revenue per Employee:** $72,770	**Cash to Assets:** 41%
Revenue to Receivables: 3,859%	**Debt Ratio:** 406%	

Reviewed Financial Statements- Neighborhood Sun Benefit Corp 002 .pdf

Risks

1. The Company has only a limited operating history on which investors may base their evaluation of us and there are various particular risks associated with the Company's community solar business.

2 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3 Your ability to liquidate your investment is limited because of transfer restrictions, and the lack of a trading market.

4 We expect to have further needs for capital following this offering, which will result in further need to get new investment.

5 Ability to Implement and Manage Growth Strategy. Although the Company expects to experience significant growth in a relatively short period of time, and its operations may grow rapidly, the Company's revenues may not continue to grow at the same rate. Implementation of the Company's growth strategy may impose a significant strain on the Company's management, operating systems and financial resources. Failure by the Company to manage its growth, or unexpected difficulties encountered during expansion, could have a material adverse impact on the Company's results of operations or financial condition.

6 We could be adversely affected by changes in customer preferences and technology.

The community solar project industry is subject to rapid and significant changes in customer preferences, needs and technology. There can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies in the future. There can be no assurance that the occurrence of any of these events would not have a material adverse effect on the Company's business and the results of its operations.

7 There are many risks associated with our expansion.

The Company plans to initiate and then expand a distribution network, including through representative agreements and/or through licensing arrangements. Any expansion of operations the Company may undertake will entail risks since any expansion may involve specific operational activities which may negatively impact the profitability of the Company. Expansion of operations may ultimately involve expenditure of funds beyond those available to the Company and may divert management's attention and resources away form its existing operations.

8 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

9. There are ongoing and future risks from the COVID-19 pandemic that may impact our ability to scale. If the economic fall-out from COVID-19 worsens, there may be less community solar projects financed and built. Stay-at-home orders impact our ability to acquire new customers.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ian Sneed	Director of Operations @ Galt Power	2020
Aleisha Khan	Program Director @ Training Resources Group, Inc.	2018
Gary Skulnik	Clean energy executive @ Neighborhood Sun	2016
William Bumpers	Lawyer @ Self	2017
Stacy Swann	Business onwer @ Climate Finance Advisors	2018

Officers

OFFICER	TITLE	JOINED
Gary Skulnik	President Vice President Secretary CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Gary Skulnik	623,268 Common shares	40.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$345,441	SAFE
12/2018	$230,000	Priced Round
07/2018	$95,000	SAFE
12/2019	$50,000	Loan
01/2020	$53,000	Loan
06/2020	$600,000	Priced Round
04/2019	$50,000	Loan
11/2017	$325,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Intuit	04/11/2019	$50,000	$0	12.0%	01/11/2020	Yes
Gary Skulnik	12/11/2019	$50,000	$45,000	1.2%	12/31/2020	Yes
Intuit	01/27/2020	$53,000	$35,879	9.99%	01/27/2021	Yes

Related Party Transactions

Name	Gary Skulnik
Amount Invested	$50,000
Transaction type	Loan
Issued	12/11/2019
Outstanding principal plus interest	$45,000 as of 06/2020
Interest	1.2 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Use of Funds

$100,000	33.5% towards expanding into new markets, 30% towards building an IT platform, 30% towards hiring senior management, and 6.5% towards the Wefunder intermediary fee.
$1,070,000	33.5% towards expanding into new markets, 30% towards building an IT platform, 30% towards hiring senior management, and 6.5% towards the Wefunder intermediary fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	1,367,903	Yes
Preferred Stock	175,979	105,588	Yes

The Funding Portal

Neighborhood Sun is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.